FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2000

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

          A press release dated June 21, 2000 announcing that STMicroelectronics expects a significant sequential increase in its second quarter profits.



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                                                                  PR No.  C891H

         STMicroelectronics Expects Significant Sequential Increase in
                             Second Quarter Profits

Geneva, June 21, 2000 - STMicroelectronics (NYSE: STM) announced that while revenues for the second quarter ending July 1, 2000 are expected to be in line with expectations ST's gross margin could reach or exceed 45%, the new upper limit of its optimal range. This is due to a combination of better manufacturing efficiency because of higher fab utilization; better product mix; and enhanced prices in selected product families.

Consequently, based on available information, the Company anticipates net earnings will substantially exceed current consensus expectations.

ST's anticipated success in achieving significantly better-than-expected results for the second quarter reflects very strong global demand for semiconductors across all the Company's markets.

STMicroelectronics will report full financials for the second quarter on Tuesday, July 18, 2000.

Some of the above statements are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions such as possible future financial turbulence; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product developments, including acceptance of new products by particular market segments; new technology developments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments; international events and currency fluctuations; problems in obtaining adequate raw materials and/or other supplies from third parties in sufficient quantities and on a timely basis and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports, including the Prospectus dated September 16, 1999 could materially affect the Company.


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STMicroelectronics                                                          2/2


STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com
                                                   ----------
For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel: +39.039.603.59.01                 Tel: +33.4.50.40.24.78
Tel: +33.4.50.40.25.32                 Fax: +33 4 5040 2580
Fax: +33.4.50.40.25.40                 Alessandro.brenna@st.com
Mariagrazia.prestini@st.com            ------------------------
---------------------------

Morgen-Walke Europe
Lorie Lichtlen                         Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel: +33.1.47.03.68.10                 Tel: +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2000                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer